650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED
BY FORESCOUT TECHNOLOGIES, INC.: FSCT-0002

October 6, 2017

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Larry Spirgel
Joseph Cascarano
Dean Suehiro
Greg Dundas
Kathleen Krebs

Re:	ForeScout Technologies, Inc.
Registration Statement on Form S-1
File No. 333-220767

Ladies and Gentlemen:
On behalf of our client, ForeScout Technologies, Inc. (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1, confidentially submitted to the Commission on December 5, 2016 and as revised on January 13, 2017, May 8, 2017, June 7, 2017, July 12, 2017, and September 15, 2017, and publicly filed on October 2, 2017 (the “Registration Statement”).
Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

AUSTIN       BEIJING       BOSTON       BRUSSELS       HONG KONG       LOS ANGELES       NEW YORK       PALO ALTO
SAN DIEGO       SAN FRANCISCO       SEATTLE       SHANGHAI       WASHINGTON, DC       WILMINGTON, DE

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 6, 2017	BY FORESCOUT TECHNOLOGIES, INC.: FSCT-0002

The Company supplementally advises the Staff that, before commencing marketing efforts for the Company’s initial public offering, the Company plans to effect a reverse stock split, pursuant to which each [***] shares of its capital stock will be combined into and become one share of capital stock (the “Proposed Stock Split”). The Company further advises the staff that on October 4, 2017, representatives of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, the lead underwriters for the Company’s initial public offering, on behalf of the underwriters, advised the Company that, based on then-current market conditions, it anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share, before giving effect to the Proposed Stock Split, or $[***] to $[***] per share, after giving effect to the Proposed Stock Split (the “Preliminary Price Range”).
The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the commencement of the roadshow for the Company’s initial public offering. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including then-current market conditions and subsequent business, market and other developments affecting the Company. Upon completion of this valuation process with the underwriters, the Company anticipates that it will narrow the indicative price range and confirms that it will not be greater than the range permitted by C&DI 134.04. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors.

The Company supplementally advises the Staff that on June 27, 2017 the Company’s board of directors (the “Board”) determined, after carefully considering all relevant information available to it, including the most recent valuation report of its third-party independent valuation firm (the “Valuation Report”), that, as of May 31, 2017, the fair market value of the Company’s common stock was $9.89 per share, before giving effect to the Proposed Stock Split, or [***] per share, after giving effect to the Proposed Stock Split, which is [***] per share [***] the midpoint of the Preliminary Price Range and [***] per share [***] the bottom of the Preliminary Price Range. The Company believes that there have been no material changes since May 31, 2017, and has relied on the Board’s determination of the fair market value of the underlying common stock for equity awards it granted on June 30, 2017, July 31, 2017, August 15, 2017, August 16, 2017, August 23, 2017, August 28, 2017, August 30, 2017 and September 29, 2017.

In addition, the Preliminary Price Range was determined subsequent to the date of the Valuation Report and took into account the recent performance and valuations of companies that the lead underwriters expect will be viewed as comparable to the Company, as well as the recent performance of successful initial public offerings of companies outside of the Company’s line of business that the lead underwriters felt may potentially be viewed by investors as comparable.

* * * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 6, 2017	BY FORESCOUT TECHNOLOGIES, INC.: FSCT-0002

Please direct any questions regarding the Company’s responses to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan Pavri

Rezwan Pavri

cc :	Michael DeCesare, ForeScout Technologies, Inc.
Christopher Harms, ForeScout Technologies, Inc.
Darren Milliken, ForeScout Technologies, Inc.

Steven Bochner, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Melissa Rick, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard A. Kline, Goodwin Procter LLP
Bradley Weber, Goodwin Procter LLP